Room 4561
						January 31, 2006



Mr. Gerard Dab
Principal Executive Officer
and Secretary
VisualMED Clinical Solutions Corp.
1035 Laurier Street West
Montreal, Quebec
Canada  H2V 2L1

Re:	VisualMED Clinical Solutions Corp.
	Form 10KSB for Fiscal Year Ended June 30, 2005
	Filed September 29, 2005
	Form 10QSB for Fiscal Quarter Ended September 30, 2005
	Filed November 10, 2005
	File No. 000-33191

Dear Mr. Dab:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Consolidated Balance Sheets, page 18

1. Tell us what is included in Prepaid Expenses on your Consolidated
Balance Sheets. Also tell us what consideration you gave to disclosing the nature of this transaction and expected impact on your financial position and future operating results in Management`s Discussion and Analysis. We refer you to SEC Release 33-8350.

Note 5.  Asset Acquisition, page 26

2. We note your disclosure regarding the October 2004 transaction with VisualMed Healthcare Corporation (VHCC). Please address the following:

* Tell us how you determined that the VHCC transaction was the acquisition of a productive asset and not a business. Explain, in detail, how you considered the guidance in EITF 98-3 in your accounting for this transaction.
* Tell us why you believe this to be a related party transaction. What relationship existed between the Company and VHCC prior to this transaction?
* We note your disclosure that you acquired the software modules as part of the acquisition. Disclosure on page 2 indicates that you acquired the distribution rights to the modules. Clarify for us as to which disclosure is correct.
* Tell us how the assumption and subsequent payment of certain VHCC operating costs and other expenses were accounted for? In your response, quantify amounts paid, the period over which the expenses were incurred and indicate whether or not they were paid in cash.
* Explain why two former directors were willing to surrender for cancellation 37.5 million common shares for no consideration.

Note 6.  Notes Payable, page 27

3. We note that you recorded proceeds from the issuance of approximately $1.6 million in notes during fiscal 2005, and that you subsequently issued common stock and warrants in a private placement in settlement of the outstanding notes. Tell us what consideration you gave to disclosing the significant terms, privileges and any conversion features, if any, of the notes. We refer you to SFAS 129.
This comment also applies to the notes issued during the quarter ended September 30, 2005 in the amount of $529,290. Also, please explain how these notes were settled (i.e. cash or stock). We note from the Consolidated Statements of Cash Flows a non-cash financing activity for "common stock issued for settlement of notes payable and accrued interest, net", however the Consolidated Statements of Stockholders` Equity indicates "issue of common stock for cash at $0.75 pre share, net of financing costs of $18,750". Please explain.

Note 9 - Common Stock, page 28

4. We note that in March 2005 the Company issued 2,275,567 of warrants in conjunction with your private placement. Tell us how you analyzed these warrants pursuant to SFAS 133 and EITF 00-19. Specifically, tell us if the warrants require net settlement pursuant to paragraph 6(c) of SFAS 133. Also, tell us how the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Specifically, we note from the Registration Rights Agreement filed as Exhibit 10.7 to the Company`s Form SB-2/A filed on
August 8, 2005 that the shares underlying the warrants are subject to
registration rights and liquidating damages.  If the scope
exception
of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed
in the financial statements.   A similar analysis should be
provided
for any other warrant issuances made by the Company. We may have further comments.

Item 8A.  Controls and Procedures, page 32

5. We note your disclosure that your "Chief Executive Officer and [your] Chief Financial Officer have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed in our annual reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange Commission rules and forms." Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this information under Item
8A.

******

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
Mr. Gerard Dab
VisualMED Clinical Solutions Corp.
January 31, 2006
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